As filed with the Securities and Exchange Commission on January 13, 2017	Registration No. 333 - 155563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

BRITISH AMERICAN TOBACCO P.L.C.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(877) 248-4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue
Suite 204
Newark, DE 19711
(302) 738-6680
Attention: Service of Process Department
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Philip A. Gelston, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☒	on February 14, 2017 at 9:00 a.m. (New York City time)

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

British American Tobacco p.l.c. (the “Company”) publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The electronic information delivery system the Company intends to use for the publication of such reports is the Regulatory News Service (RSN) (or any successor thereof).  As of the date hereof the Company’s internet website is www.bat.com.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e).  The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)               Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among British American Tobacco p.l.c. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Amended and Restated Deposit Agreement, dated as of December 1, 2008 — Filed herewith as Exhibit (a)(i).

(a)(ii)               Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.  — Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — Previously filed.

(e)           Certificate under Rule 466.  — Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, as proposed to be amended, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares outstanding thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the twelfth day of January, 2017.

Legal entity created by the Amended and Restated Deposit Agreement, as proposed to be amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of British American Tobacco p.l.c.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, British American Tobacco p.l.c. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on January 12, 2017.

British American Tobacco p.l.c.

By:	/s/ Richard Burrows
Name:	Richard Burrows
Title:	Chairman

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Richard Burrows, Nicandro Durante, John Benedict Stevens, Nicola Snook and Geoffrey Cunnington to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This appointment shall be valid for the duration of the American depositary receipts program to which this Registration Statement relates.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 12, 2017.

Signature	Title

/s/ Richard Burrows	Chairman
Name: Richard Burrows

/s/ Nicandro Durante	Executive Director - Chief Executive (Principal Executive Officer)
Name: Nicandro Durante

/s/ John Benedict Stevens	Executive Director - Finance Director (Principal Financial and Accounting Officer)
Name: John Benedict Stevens

Signature	Title

/s/ Susan Farr	Non-Executive Director
Name: Susan Farr

/s/ Ann Frances Godbehere	Non-Executive Director
Name: Ann Frances Godbehere

/s/ Dr. Marion Helmes	Non-Executive Director
Name: Dr. Marion Helmes

/s/ Savio Kwan	Non-Executive Director
Name: Savio Kwan

/s/ Dr. Pedro Malan	Non-Executive Director
Name: Dr. Pedro Malan

/s/ Dr. Gerard Murphy	Non-Executive Director
Name: Dr. Gerard Murphy

/s/ Dimitri Panayotopoulos	Non-Executive Director
Name: Dimitri Panayotopoulos

AUTHORIZED REPRESENTATIVE

By:	/s/ Greg Lavelle	Authorized Representative in the United States
Name: Greg Lavelle
Managing Director
Puglisi & Associates

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement

(a)(ii)	Amended and Restated Deposit Agreement

(e)	Rule 466 Certificate